Exhibit 14

CODE OF ETHICS FOR

SENIOR OFFICERS

OF ENERGY PRODUCERS, INC.

This Code of Ethics for Senior Officers of Energy Producers, Inc. (“EGPI”) has been adopted by the Board of Directors of EGPI to promote and foster the goals of (a) honest and ethical conduct, (b) full, fair, accurate, timely and understandable disclosure of financial information in EGPI's periodic reports, and (c) compliance with applicable governmental laws, rules, and regulations by EGPI's Senior Officers.

This Code of Ethics is specifically applicable to the Senior Officers of EGPI in their capacity as an officer or employee of EGPI.  For purposes hereof, the term “Senior Officers” includes the Chief Executive Officer and the Chief Financial Officer of EGPI, such other persons who may serve as the principal executive officer, principal financial officer, principal accounting officer or controller of EGPI and such other persons who perform similar functions for EGPI .

EGPI believes that obeying the law, in letter and in spirit, is fundamental and is one of the key foundations upon which this Code of Ethics is based.  Thus, the Senior Officers shall do their utmost to respect and obey the laws of the jurisdictions in which EGPI operates its business.  Additionally, the Senior Officers will bring to the attention of the Chief Executive Officer or the Board of Directors any information he or she may have which, in such Senior Officer’s reasonable belief, concerns evidence of a material violation of securities or any other laws, rules or regulations applicable to EGPI or its business operations.

The Senior Officers will promptly bring to the attention of the Chief Executive Officer or the Board of Directors any information of which they become aware that, in their reasonable judgment, would materially affect the disclosures made or to be made by EGPI in its public filings and communications.

The Senior Officers will assist EGPI in fulfilling its responsibilities and policies regarding disclosure controls and procedures.  The Senior Officers will bring to the attention of the Audit Committee or the Board of Directors any information that he or she has concerning significant deficiencies in the design or operation of EGPI’s internal controls which he or she reasonably believes may adversely affect EGPI’s ability to record, process, summarize or report any financial data necessary to make full, fair, accurate and timely disclosure of financial information as may be required by law.  The Senior Officers will promptly report any information he or she may have regarding any fraud, whether or not material, that involves management or other employees of EGPI who have a significant role in the EGPI’s disclosure controls and procedure, internal controls or financial reporting.

Conflicts of interest between personal and professional relationships are prohibited except under guidelines that may be developed by EGPI.  Any Senior Officer who becomes aware of a conflict or a potential conflict of interest will promptly bring such conflict or potential conflict to the attention of the Chief Executive Officer or the Board of Directors for handling and resolution.

EGPI believes that adherence to this Code of Ethics is of utmost importance.  To that end, the Board of Directors shall be responsible for, or shall designate a committee to be responsible for, determining the appropriate actions to be taken in the event of a breach of this Code of Ethics.  The Board of Directors or such committee shall take into account, in determining the actions to be taken, all relevant information, including without limitation the nature and severity of the breach, the intentions of the individual, past behavior of the individual and whether the breach was a single incident or part of a series of incidences.  The actions taken by the Board of Directors or committee shall be reasonably designed to promote adherence to this Code of Ethics.  The Senior Officers are expected to inform the Board of Directors or such committee of any violation of this Code of Ethics promptly following their awareness of any such violation.  The Board of Directors or such committee may only make waivers of this Code of Ethics and any waiver shall be promptly disclosed as required by then applicable law.

Adopted by unanimous approval of the Board of Directors of Energy Producers, Inc. on December 31, 2003.

/s/ Melvena Alexander, Secretary

Melvena Alexander, Secretary